Exhibit 3.1

AMENDMENTS TO
THE AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

OF

COLISEUM ACQUISITION CORP.

The Extension Amendment

RESOLVED, as a special resolution, THAT:

The text of Article 36.2 of the Amended and Restated Memorandum of Association and Articles of Association of the Company be deleted in its entirety and replaced by the following:

(a) The Company has until December 25, 2024 to consummate a Business Combination; provided, however, that the Company has the right, by resolution of the Board of Directors, to extend the time it has to consummate a Business Combination (the “Combination Period”) from December 25, 2024 to December 31, 2024, and to further extend such date up to two times, for an additional one month each time, until up to February 28, 2025 (the “Termination Date”), only if the New Sponsor or its affiliate or designee would deposit into the Trust Account, as a loan, (i) on or before December 25, 2024, with respect to the initial extension to December 31, 2024, $17,500 and (ii) one business day following the public announcement by the Company disclosing that the Board has determined to implement an additional monthly extension, with respect to each such additional extension, $75,000. The Board has the sole discretion whether to extend the Combination Period. In the event that the Company has not consummated a Business Combination on or before the Termination Date and determines not to extend the Combination Period, or the if the Company does extend the Combination Period to the maximum possible Termination Date and the Company does not consummate a Business Combination before such Termination Date, such failure shall trigger an automatic redemption of the Public Shares (an “Automatic Redemption Event”) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but not more than ten (10) Business Days after the Termination Date, redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of the remaining Members and directors, liquidate and dissolve the Company, subject to the Company's obligations under the Act to provide for claims of creditors and the requirements of other Applicable Law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.;

provided that such Articles amendment would not be implemented if the Company completes its initial business combination on or prior to the Termination Date.

The Dissolution Expenses Amendment

“RESOLVED, as a special resolution, THAT:

The text of the following definitions in Article 1.1 of the Articles be deleted in its entirety and replaced by the following:

“Per-Share Redemption Price means:

(a) with respect to an Automatic Redemption Event, the aggregate amount on deposit in the Trust Account including interest earned on the funds in the Trust Account divided by the number of then issued and outstanding Public Shares;”

“Trust Account means the trust account established by the Company prior to the IPO and into which a certain amount of the IPO proceeds and the proceeds from a simultaneous private placement of like units comprising like securities to those included in the IPO by the Company are deposited, interest on the balance of which may be released to the Company from to time to time to pay the Company’s income or other tax obligations.”

The text of Article 36.10 of the Articles be deleted in its entirety and replaced by the following:

“Immediately after the Company’s IPO, that amount of the proceeds received by the Company in or in connection with the IPO (including proceeds of any exercise of the underwriter's over-allotment option and any proceeds from the simultaneous private placement of like units comprising like securities to those included in the IPO by the Company) as is described in the Company’s registration statement on Form S-1 filed with the SEC (the Registration Statement) at the time it goes effective as shall be deposited in the Trust Account shall be so deposited and thereafter held in the Trust Account until released in the event of a Business Combination or otherwise in accordance with this Article 36. Neither the Company nor any Officer, director or employee of the Company will disburse any of the proceeds held in the Trust Account until the earlier of (i) a Business Combination, or (ii) an Automatic Redemption Event or in payment of the acquisition price for any shares which the Company elects to purchase, redeem or otherwise acquire in accordance with this Article 36, in each case in accordance with the trust agreement governing the Trust Account; provided that interest earned on the Trust Account (as described in the Registration Statement) may be released from time to time to the Company to pay the Company’s tax obligations.”;

provided that such Articles amendment would not be implemented if the Company completes its initial business combination on or prior to the Termination Date.